FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Monte Rosa Therapeutics, Inc.

645 Summer Street

Boston, MA 02210

Telephone: (617) 949-2643

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 11, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson and Jeffrey Gabor

Re:	Monte Rosa Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-256773

CIK No. 0001826457

Rule 83 Confidential Treatment Request by Monte Rosa Therapeutics, Inc.

Ladies and Gentlemen:

On behalf of Monte Rosa Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2021 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on April 19, 2021, resubmitted to the Commission on April 30, 2021 and May 21, 2021 and subsequently publicly filed by the Company with the Commission on June 4, 2021 and refiled on June 9, 2021 (File No. 333-256773) (the “Registration Statement”), we submit this supplemental letter to further address comment 6 of the Original Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Ajim Tamboli, Chief Financial Officer, Monte Rosa Therapeutics, Inc., 645 Summer Street, Boston, MA 02210 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant. As part of this determination, the Board took into consideration the Company’s third-party valuations of its common stock and the Board’s assessment, with input from management, of additional objective and subjective factors that it believed were relevant. These factors may have changed from the date of the applicable third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of May 31, 2020, August 31, 2020, March 19, 2021 and May 1, 2021.

The Company’s determinations of the fair value of the common stock were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of shares to determine the estimated fair value of its incentive shares at each valuation date.

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Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred shares, as well as their rights to participation. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

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Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario- based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

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Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

Additionally, as the Company’s shares represent a non-marketable interest in a private enterprise, an adjustment to the preliminary fair value estimates must be made to account for the lack of liquidity that a holder may experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

The following table summarizes the number of shares subject to stock-based awards granted and key assumptions used by the Company in its most recent valuations:

					IPO Scenario		Recent Transaction Method
Date of Grant	Type of Award	Number of Shares Subject to Stock Based Awards Granted	Fair Value per share	Valuation Date	Weighting	DLOM	Weighting	DLOM	Indicated Fair Value per Share of Common Stock
August 2020	Options	1,038,873	$0.21	5/31/2020	n/a		100%	35%	$0.32
September to December 2020	Options	6,747,273	$0.41	8/31/2020	n/a		100%	30%	$0.62
December 2020	Restricted stock	637,741	$0.62	8/31/2020	n/a		100%	30%	$0.62
April 2021	Options	9,155,982	$1.20	3/19/2021	30%	14%	70%	30%	$1.74
May 2021	Options	314,250	$1.53	5/1/2021	50%	8%	50%	30%	$2.23

The Company has not granted any additional equity awards since May 17, 2021, when it granted 314,250 options, as indicated in the table above.

In connection with the awards granted in April and May 2021, the independent third- party valuation specialist used the Hybrid Method that incorporated the OPM and PWERM methodologies. The change in methodology reflected the Company’s Series C preferred shares financing in March 2021 and the Company’s improved visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value if an IPO was not achieved. These valuations, which were used, in part, by the Company’s Board to

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

determine the fair value of the Company’s common stock as of the grant date of each option award, were based on the possibility of a future IPO scenario and on the Company’s recent transactions. The equity value of the Company in each IPO scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the future event scenarios based on the Company’s assessment of its development pipeline and market conditions at that time. For the IPO scenario, the Company then applied DLOM, determined by a put option analysis that considered the timing of a future IPO scenario.

At each grant date, management evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants made on dates for which there was no contemporaneous independent third-party valuation, management determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to the Company at the time of the grant.

Analysis of Incentive Share Grants in the Preceding 12 Months

August 2020 Grants

Management estimated that the fair value of the Company’s common stock was $0.32 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of May 31, 2020. The valuation analysis was performed using the recent transaction method relative to the Company’s $12.5 million Series A-2 preferred stock financing at $1.2984 per share using an OPM backsolve method to derive the total implied equity value.

The estimated total fair value of equity was allocated to the different classes of equity using the OPM     allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.2 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 73% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 35.0%.

September through December 2020 Grants

Management estimated that the fair value of the Company’s common stock was $0.62 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of August 31, 2020. The valuation analysis was performed using the recent transaction method relative to the Company’s $48.0 million Series

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

B preferred stock capital raise at $2.00 per share using an OPM backsolve method. The Series B financing included an initial Series B share and the right to purchase additional Series B Preferred in one additional tranche closing. As a result, the OPM backsolve considered the initial Series B Preferred plus the call option to purchase Series B shares in one additional tranche to derive the bundle purchase price of the Series B Preferred equal to $2.00 per share.

The total fair value of equity was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.8 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 75% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%.

April 2021 Grants

Management estimated that the fair value of the Company’s common stock was $1.74 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of March 19, 2021. The valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across two scenarios, (i) an OPM backsolve scenario based on the Company’s Series C preferred share financing (recent transaction method) being weighted at 70%; and (ii) an IPO scenario (guideline transactions method) being weighted at 30%.

OPM Backsolve Scenario

In the OPM backsolve scenario, the Company’s total equity value was derived using the OPM backsolve method relative to the Company’s $95.0 million Series C preferred share financing at $2.9637 per share in March 2021.

The total fair value of equity in the OPM backsolve scenario was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.0 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 79% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%. The fair value per share of common stock in the OPM Backsolve scenario on a minority, non-marketable basis was determined to be $1.31.

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

IPO Scenario

For the IPO scenario, the future equity value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The equity value was estimated using the guideline IPO transactions method and near the median of pre-money equity values of the 23 guideline IPO transactions identified dating September 2015 through October 2020.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.4 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 14.0%. The fair value per share of common stock in the IPO scenario on a minority, non-marketable basis was determined to be $2.76.

May 2021 Grants

Management estimated that the fair value of the Company’s common stock was $2.23 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of May 1, 2021. The valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across two scenarios, (i) an OPM backsolve scenario based on the Company’s Series C preferred share financing (recent transaction method) being weighted at 50%; and (ii) an IPO scenario (guideline transactions method) being weighted at 50%.

OPM Backsolve Scenario

In the OPM backsolve scenario, the Company’s total equity value was derived using an OPM backsolve method relative to the Company’s $95.0 million Series C preferred share financing at $2.9637 per share in March 2021.

The estimated total fair value of equity in the OPM backsolve scenario was allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.0 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 79% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%. The fair value per share of common stock in the OPM Backsolve scenario on a minority, non-marketable basis was determined to be $1.39.

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

IPO Scenario

For the IPO scenario, the future equity value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The equity value was estimated using the guideline IPO transactions method and near the median of pre-money equity values of the 23 guideline IPO transactions identified dating September 2015 through October 2020.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.25 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25.0% was applied. The DLOM in this scenario was concluded to be 8.0%. The fair value per share of common stock in the IPO scenario on a minority, non-marketable basis was determined to be $3.07.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to June 6, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the Company’s financial condition and prospects;

•	progress and stage of development of the Company’s development programs.

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	an assumption that there would be a receptive public trading market for the Company’s common stock based on the potential of its product candidates and its platform; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

The Company believes that the difference between the fair value of its common stock as of May 17, 2021 of $2.23 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 1, 2021, the date of the Company’s most recent determination of the fair value of its common stock.

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The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability weighted expected return method, which would have resulted in a lower value of its common stock than an initial public offering. If the Company had applied a weighting of 100% to the IPO scenario prior to corporate conversion, the fair value of the Company’s common stock as of each of May 1, 2021 would have been $[***] per share of common stock before giving effect to any DLOM, rather than $2.23.

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The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. As described above, a DLOM was applied historically in the third-party valuation reports.

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The Company’s preferred shares currently have substantial economic rights and preferences over its common stock. Following the Conversion and upon the closing of this offering, all outstanding preferred shares will convert into shares of common stock, thus eliminating the superior rights and preferences of its preferred shares as compared to its common stock.

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In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the Preliminary Price Range. The Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that we expect will be determined by the Company in consultation with the Underwriters.

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The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

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Since May 1, 2021, the Company has taken several steps towards the completion of an IPO, holding several “testing-the-waters” meetings, at which the Company received positive feedback from potential investors, and publicly filing the Registration Statement with the Commission on June 4, 2021. Each of these steps has increased the probability that the Company will complete an IPO.

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.

June 11, 2021

•	Current market values for relevant and comparable biotechnology companies.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies and significant judgments and estimates – Stock-based compensation” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

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If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1926 or Robert E. Puopolo at (617) 570-1393.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Marishka DeToy

cc:	Markus Warmuth, Monte Rosa Therapeutics, Inc.

Ajim Tamboli, Monte Rosa Therapeutics, Inc.

Robert E. Puopolo, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY MONTE ROSA THERAPEUTICS, INC.